Exhibit 99.1

Explanation of Responses

(2) Michael Graff’s beneficial ownership is based on the direct and indirect beneficial ownership of these shares by Warburg Pincus Private Equity VIII, L.P. ("WP VIII") and Warburg Pincus International Partners, L.P. ("WPIP"). WPV III is the direct record owner of 5,375,854 shares of Polypore International, Inc. Common Stock ("Common Stock") and WPIP was the direct record owner of 5,375,854 shares of Common Stock. By virtue of their position as the two managing members of PP Holding, LLC, WP VIII and WPIP may each have been deemed to be the beneficial owner of an additional 10,440,658 shares of Common Stock.

Mr. Graff is a general partner of Warburg, Pincus & Co., which is the manager of Warburg Pincus Partners LLC, which is the general partner of WPVIII and WPIP. Mr. Graff is also a managing director and member of Warburg Pincus LLC, which is the manager of WP VIII and WPIP. As such, Mr. Graff may be deemed to have an indirect pecuniary interest (within Rule 16a-1 of the Exchange Act) in an indeterminate portion of these shares beneficially owned by WP VIII and WPIP. Mr. Graff disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein. Mr. Graff does not directly own any shares.